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                       October 3, 2022

       Jingbo Wang
       Chief Financial Officer
       Agora, Inc.
       Floor 8, Building 12 , Phase III of ChuangZhiTianDi
       333 Songhu Road
       Yangpu District, Shanghai
       People   s Republic of China

                                                        Re: Agora, Inc.
                                                            Form 20-F for the
fiscal year ended December 31, 2021

       Dear Jingbo Wang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology